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ANNUAL AUDITED REPORT FORM X-17A-5 PART III /A

SEC FILE NUMBER
8-52364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCMG Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1021 East Cary Street, Suite 1150
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel 717-249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

901 East Cary Street, Suite 1000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GA

OATH OR AFFIRMATION

I, Thomas Kelso, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCMG Capital Advisors, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] ( ) Independent Accountant's Report on Exemption Report
- [x] ( ) Exemption Report

Financial Statements
Year ended
December 31, 2017

MCMG Capital Advisors, Inc.

MCMG Capital Advisors, Inc.
Contents

DHG
DIXON HUGHES GOODMAN LLP

One James Center
901 East Cary Street, Suite 1000
Richmond, VA 23219
D 804.282.7636
F 804.282.1461
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
MCMG Capital Advisors, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of MCMG Capital Advisors, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained on pages 11-12 has been subjected to audit procedures performed in conjunction with the audit of MCMG Capital Advisors, Inc.'s financial statements. The supplemental information is the responsibility of MCMG Capital Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Dixon Hughes Goodman LLP
We have served as the Company's auditor since 2007.
Richmond, Virginia

February 27, 2018

MCMG Capital Advisors, Inc.

Statement of Financial Condition

December 31,		2017
Assets		
Cash	$	1,703,027
Accounts receivable		28,243
Prepaid expenses		6,720
Stockholder advance		4,425
Advance to related party		625,000
Goodwill		20,303
Total Assets	$	2,387,718
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses		29,270
Due to related party		157,529
Distribution payable		250,000
Deferred rent payable		22,965
Stockholder redemption liability		194,024
Promissory note payable to former stockholders		280,130
Total liabilities		933,918
Commitments and contingencies (Notes 6, 8 and 9)		
Stockholders' equity		
Common stock		14
Stockholder notes receivable		(17,187)
Retained earnings		1,470,973
Total stockholders' equity		1,453,800
	$	2,387,718

The accompanying notes are an integral part of these financial statements.

MCMG Capital Advisors, Inc.

Statement of Income

Year Ended December 31,	2017
Revenues	
Fee income	$ 8,091,796
Reimbursable expenses	64,752
Total Revenues	8,156,548
Operating expenses	
Commissions	4,696,718
Allocated general and administrative expenses - related party	2,092,715
Professional fees	205,998
Taxes, licenses and permits	33,203
Miscellaneous	77,534
	7,106,168
Income from operations	1,050,380
Other income and expense	
Interest income	3,855
Interest expense	(13,625)
	(9,770)
Net income	$ 1,040,610

The accompanying notes are an integral part of these financial statements.

MCMG Capital Advisors, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2017

	Common Stock	Additional Paid-In Capital	Shareholder Notes Receivable	Retained Earnings	Total
Balance - December 31, 2016	$ 17	$ -	$ (135,736)	$ 2,044,422	$ 1,908,703
Repurchase of shares, net (Note 5)	(3)	-	-	(527,724)	(527,727)
Repayment of notes receivable (Note 4)	-	-	118,549	-	118,549
Distributions	-	-	-	(1,086,335)	(1,086,335)
Net income	-	-	-	1,040,610	1,040,610
Balance - December 31, 2017	$ 14	$ -	$ (17,187)	$ 1,470,973	$ 1,453,800

The accompanying notes are an integral part of these financial statements.

MCMG Capital Advisors, Inc.

Statement of Cash Flows

Year Ended December 31,	2017
Cash flows from operating activities	
Net income	$ 1,040,610
Adjustments to reconcile to net cash from operating activities:	
Change in:	
Accounts receivable	9,125
Prepaid expenses	(729)
Interest receivable	10,490
Deferred rent payable	(4,758)
Accounts payable and accrued expenses	4,278
Due to related party	(571,506)
Net cash provided by operating activities	487,510
Cash flows from investing activities	
Repayment on advances to stockholders, net	30,041
Advances to related party	(150,000)
Stockholder notes receivable payments	59,427
Net cash used in operating activities	(60,532)
Cash flows from financing activities	
Payments of dividends on common stock	(836,355)
Stockholder redemption payments	(94,502)
Repayment of stockholder note payable	(93,969)
Net cash used in financing activities	(1,024,826)
Net decrease in cash and cash equivalents	(597,848)
Cash - beginning of year	2,300,875
Cash - end of year	$ 1,703,027
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 13,625
Supplemental disclosure of noncash investing and financing activities	
Stockholder notes receivable relieved with stock redemption	$ 59,121
Issuance of promissory note to former stockholder for repurchase of common stock	$ 374,102
Stock redeemed puchased by existing stockholders	$ 271,965

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

MCMG Capital Advisors, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal office is located in Richmond, Virginia. The Company provides merger and acquisition consulting services primarily to privately held companies, and assists with the placement of new offerings of debt and equity securities. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of net assets acquired in a business combination. Goodwill is not amortized but rather tested for impairment at least annually. During the year ended December 31, 2017, no impairment losses were incurred as the Company concluded that goodwill was not impaired following the completion of its annual impairment review.

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk. At December 31, 2017, cash exceeded federal insured limits by $1,453,027.

Fee Income

The Company generally earns fee income from investment banking advisory services in the form of retainer fees or contingent fee arrangements. Contingent fee arrangements are recognized as revenue upon completion of the agreed-upon transactions. Retainer fees are generally non refundable and are recognized as revenue when earned under the arrangement.

Reimbursable Expenses

The Company bills its customers for certain travel and other expenses incurred in accordance with the terms of its contracts. The Company records these reimbursements as revenue in the period in which the cost is incurred and the revenue is earned. The Company includes the costs incurred for these reimbursed expenses as a component of miscellaneous expense. For the year ended December 31, 2017, the costs incurred and included in miscellaneous expense approximated the related revenues.

Accounts and Notes Receivable

The Company carries its accounts and notes receivable net of an allowance for doubtful accounts. Accounts and note receivable balances are evaluated on a regular basis and allowances are provided for potentially uncollectible amounts based on management estimates. Allowance adjustments are charged to provision for bad debt expense in the period in which the related facts causing adjustment become known.

Commissions

Commissions are incurred and accrued at the time the related fee income is recognized.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company files income tax returns in the U.S. federal jurisdiction and the state of Virginia. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2017. Tax years ending on or after December 31, 2014 remain subject to examination by federal and state tax authorities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2018, the date the financial statements were available to be issued.

3. Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (SEC) Rule 15c3-1 (Rule). This Rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule, and also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $769,109, which was $706,848 in excess of its net capital requirement of $62,261. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.21 to 1 as of December 31, 2017.

4. Stockholder Notes Receivable

During 2016, upon issuance of common shares, the Company issued promissory notes to five stockholders. The stockholders pledged the issued stock as collateral for the notes. Payments on the notes are due in three annual installments of principal plus interest at 5.5% beginning January 1, 2017. Two of the stockholders paid their notes in full as of December 31, 2016. During 2017, two stockholders redeemed all shares related to their outstanding notes which had balances of $59,121 as of the redemption date. At December 31, 2017, one stockholder had an outstanding note balance of $17,187.

5. Capital Stock

Authorized capital stock of the Company consists of 10,000 shares of common stock, par value $0.01 per share. As of December 31, 2017, issued and outstanding shares were 1,397.487.

Effective January 1, 2017, the Company entered into a stockholder redemption agreement in which 38.498 shares were redeemed. The Company paid $51,112 related to this redemption and issued a $97,548 historical note. Effective May 15, 2017, the Company entered into a stockholder redemption agreement in which 388.719 shares were redeemed, 192.734 of which were purchased for $271,965 by existing stockholders who issued notes to the exiting stockholder (Note 9). The Company paid $5,706 related to this redemption and issued a $276,554 historical note. Effective December 31, 2017, the Company entered into a stockholder redemption agreement in which 25.193 shares were redeemed. The Company paid $27,017 related to this redemption and relieved the remaining stockholder note receivable balance of $22,857 related to the stock purchase in 2016. In addition, the Company entered into a stockholder redemption agreement in which 22.394 shares were redeemed. The Company paid $10,667 related to the stock purchase and relieved the remaining stockholder note receivable balance of $36,264 related to the stock purchase in 2016. There was no change in control of the Company as a result of these transactions.

Subsequent to year-end, 65.85 common shares were issued. The Company received $60,324 and issued promissory notes to three stockholders totaling $60,324.

On December 31, 2017 a distribution of $250,000 was declared and recorded as a distribution payable.

6. Stockholder Redemption

During the year ended December 31, 2014, the Company and one of its stockholders entered into a stockholder redemption and separation agreement whereby the stockholder's equity in the Company would be redeemed in exchange for a historical promissory note, and an earn-out note based on future earnings before interest, taxes, depreciation and amortization ("EBITDA", a non-GAAP financial measure). The historical promissory note was paid in full at December 31, 2015. The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption not to exceed $194,024. Based on the Company's EBITDA for 2015, 2016 and 2017, the earn-out note is $194,024 and is recorded as a stockholder redemption liability on the statement of financial condition at December 31, 2017. The earn-out note is payable in 33 equal monthly principal payments of $5,880 plus 6% interest with the initial payment due on April 30, 2017. Annual future maturities are $52,916 for 2018 and $70,554 for 2019 and 2020.

During the year ended December 31, 2017, the Company and one of its stockholders entered into a stockholder redemption and separation agreement whereby the stockholder's equity in the Company would be redeemed in exchange for a historical promissory note in the amount of $276,554 (Note 7) and an earn-out note based on EBITDA for 2017, 2018 and 2019. The portion attributable to 2017 was determined to be immaterial and amounts attributable to 2018 and 2019 are not known until future periods occur, therefore, the related future anticipated payments have been recognized as a contingency, and no accrual has been recognized as of December 31, 2017.

Both the 2014 and 2017 agreements call for the stockholders to be paid a referral fee for future referrals made to the Company and the stockholder shall also be paid for future consulting services provided to the Company. In addition, the stockholders may be eligible for commissions and originating fees on certain transactions that close subsequent to the redemption agreement. Costs attributable to these services are recognized when considered probable and estimable, which is generally when incurred. There were no such transactions during 2017.

7. Notes Payable

Notes payable consist of the following at December 31, 2017:

A note payable in 36 monthly installments through 2019 with principal payments of $2,710 and interest of 5.75%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 9): balance of $65,032 at December 31, 2017.

A note payable in 36 monthly installments through 2020 with principal payments of $7,682 and interest of 6%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 9); balance of $215,098 at December 31, 2017.

Maturities on notes payable for future years ending December 31 are as follows:

2018	117,019
2019	124,701
2020	38,410
Total	$280,130

8. Related Party Transactions

The Company has an expense sharing agreement with an affiliated company, Matrix Capital Markets Group, Inc. ("MCMG"), which is owned and controlled by the stockholders of the Company. The expense sharing agreement requires the Company to reimburse MCMG for expenses requested by the Company and paid on their behalf. Expenses covered under the expense sharing agreement include outside labor, salaries, taxes, insurance, credit reports, subscriptions, travel expenses, rent, postage, office supplies, accounting and legal services, and other general administrative and office expenses. During 2017, the Company recorded $2,092,715 of allocable expenses payable to MCMG as a result of this expense sharing agreement. December 31, 2017, amounts due to related party of $157,529 represent the remaining reimbursable expenses payable to MCMG.

The Company is a joint tenant with MCMG under an operating lease agreement for their Richmond, Virginia office location. Rent expense under this lease is shared with MCMG under the Expense Sharing Agreement. Future minimum commitments due jointly by the company and MCMG for rent under this agreement are as follows:

2018	142,220
2019	146,486
2020	37,720
Total	$464,503

During 2016, an advance of $475,000 was made to MCMG by the Company. There are no interest or repayment terms associated with this advance. In February of 2017, $300,000 of this advance was repaid to the Company. In November of 2017, an additional advance of $450,000 was made to MCMG. The balance on December 31, 2017 is $625,000. Subsequent to year-end, an additional advance of $150,000 was made.

During 2017, tax payments in the amount of $2,552 were paid on behalf of certain stockholders and are included in stockholder advances on the Statement of Financial Condition. These amounts are expected to be repaid with distributions made in 2018.

9. Commitments

The Company guarantees the notes payable by its stockholders to a former stockholder (Note 5). The balance of these notes at December 31, 2017 was $214,828.

The historical notes payable (Note 7) and the earn-out note (Note 6) are secured by an Issuance of Shares agreement and have an Unconditional Guaranty agreement with MCMG. Under the Unconditional Guarantee agreement, MCMG and the Company collectively guarantee all historical and earn-out notes of both companies. MCMG's historical and earn-out notes payable were $430,799 at December 31, 2017.

10. Contingencies – Litigation

The Company may be involved in various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Management believes that any net liability (not covered by insurance) that may ultimately result from the resolution of any ongoing matters will not have a material adverse effect on the financial condition or results of operation of the Company.

11. Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" which will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU No. 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09, as amended by ASU 2015-14, will be effective for the Company on January 1, 2018 and the standard will be adopted utilizing the modified retrospective transition approach. The Company is currently finalizing the evaluation of the impact the adoption of this guidance will have on its financial statements. The method and timing of the recognition of success and retainers fees is not expected to change significantly.

*****

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31,	**2017**
Shareholders' equity	
Shareholders' equity qualified for net capital	$ 1,453,799
Subordinated liabilities	
Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	$ 1,453,799
Nonallowable assets and miscellaneous capital charges	
Other assets	684,690
Net capital	$ 769,109
Amounts included in total liabilities which represent aggregate indebtedness	$ 933,918
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 62,261
Net capital in excess of minimum requirements	$ 706,848
Ratio of aggregate indebtedness to net capital	1.21
Ratio of debt to debt-equity total	0.0000

Note : There are no material differences between the preceding computation and the Company's corresponding unaudited FOCUS Report part IIA of form X-17A-5 as of December 31, 2017.

See report of independent public accounting firm.

December 31, 2017

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

The Company is exempt from reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

MCMG Capital Advisors, Inc.

Exemption Report

MCMG Capital Advisors, Inc. (the "Company") (SEC file number 8-52364), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2017, without exception.

MCMG Capital Advisors, Inc.

I, Thomas Kelso, President, swear (or affirm), that, to my best knowledge and belief, this Exemption Report is true and correct.

President

February 1, 2018

DHG
DIXON HUGHES GOODMAN LLP

One James Center
901 East Cary Street, Suite 1000
Richmond, VA 23219
D 804.282.7636
F 804.282.1461
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
MCMG Capital Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Exchange Act 19a-5(d)(4) for the year ending December 31, 2017, in which (1) MCMG Capital Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MCMG Capital Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) MCMG Capital Advisors, Inc. stated that MCMG Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MCMG Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MCMG Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 27, 2018

DHG
DIXON HUGHES GOODMAN

One James Center
901 East Cary Street, Suite 1000
Richmond, VA 23219
D 804.282.7636
F 804.282.1461
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Stockholders
MCMG Capital Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by MCMG Capital Advisors, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of MCMG Capital Advisors, Inc. (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating MCMG Capital Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 27, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*****1782*********************MIXED AADC 220
52364 FINRA DEC
MCMG CAPITAL ADVISORS INC
TWO JAMES CENTER
1021 E CARY ST STE 1150
RICHMOND, VA 23219-4051

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Beth Wilkerson 804 591 2049

2. A. General Assessment (item 2e from page 2) $ 12,143
   B. Less payment made with SIPC-6 filed (exclude interest) (6,082)
   7-25-17
   Date Paid
   ~~C. Less prior overpayment applied~~ (—)
   D. Assessment balance due or (overpayment) 6,061
   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 6,061
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 6,061
   H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MCMG Capital Advisors, Inc.
(Name of Corporation, Partnership or other organization)

Beth Wilkerson
(Authorized Signature)

Controller
(Title)

Dated the 25 day of January, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

16

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,160,403
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for dollar reimbursements (Deductions in excess of $100,000 require documentation)	(64,752)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	(64,752)
2d. SIPC Net Operating Revenues	$ 8,095,651
2e. General Assessment @ .0015	$ 12,143.48
	(to page 1, line 2.A.)

7/17